CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

October 17, 2006

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Mail Stop 0304
Washington, D.C. 20549-0304

RE: LDG, Inc.
Form SB-2
SEC file No. 333-12266

Dear Mr. Reynolds:

In response to your letter of comments dated October 12, 2006, please be advised as follows:

General

1. Affirmative disclosure that Mr. Conklin is neither a promoter or control person of LDG, Inc. has been provided.

2. Affirmative disclosure that Conrad Lysiak is neither a promoter or control person of LDG, Inc. has been provided.

Management= s Discussion and Analysis or Plan of Operation

3. The referenced language has been deleted and the table is Item 25 has been revised to disclose the additional expense (accounting/administrative).

Securities and Exchange Commission
RE: LDG, Inc.
Form SB-2
No. 333-12266
October 17, 2006

4. A new auditor's consent has been supplied.

Other

5. Please note that my address has changed. My suite number is now 903 and was formerly 503. My telephone number has not changed.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

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